UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-271951
333-276717
333-280700
333-281322
333-289965
333-292569
333-283559
333-275581
333-275582
333-277566
333-282319
333-292171

Signing Day Sports, Inc.

(Exact name of registrant as specified in its charter)

1540 Broadway, Ste 1010, New York, NY 10036

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share
Representative’s Warrants

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date*:

Common stock, par value $0.0001 per share: 1.
Representative’s warrants: 0.

*Pursuant to the terms of the Business Combination Agreement, dated as of May 27, 2025, by and among Signing Day Sports, Inc., a Delaware corporation (the “Registrant”), One Blockchain LLC, a Delaware limited liability company (“One Blockchain”), BlockchAIn Digital Infrastructure, Inc., a Delaware corporation (“BlockchAIn”), BCDI Merger Sub I Inc., a Delaware corporation and a wholly-owned subsidiary of BlockchAIn (“Merger Sub I”), and BCDI Merger Sub II LLC, a Delaware limited liability company and a wholly-owned subsidiary of BlockchAIn (“Merger Sub II”), as amended by Amendment No. 1 to the Business Combination Agreement, dated as of November 10, 2025, between the Registrant and One Blockchain, as amended by Amendment No. 2 to the Business Combination Agreement, dated as of December 21, 2025, among the Registrant, One Blockchain, BlockchAIn, Merger Sub I, and Merger Sub II (as amended, the “Business Combination Agreement”), on March 16, 2026 (the “Closing Date”), Merger Sub I merged with and into the Registrant, with the Registrant continuing as the surviving corporation and a direct wholly-owned subsidiary of BlockchAIn, and Merger Sub II merged with and into One Blockchain, with One Blockchain continuing as the surviving limited liability company and a direct wholly-owned subsidiary of BlockchAIn. In accordance with the Business Combination Agreement, on the Closing Date, all outstanding shares of common stock, par value $0.0001 per share, of the Registrant (“Signing Day Sports Common Stock”), were exchanged for the right to receive a certain fraction (the “Exchange Ratio”) of one (1) registered common share, $0.0001 par value per share, of BlockchAIn (“BlockchAIn common shares”). In addition, each outstanding option to purchase Signing Day Sports common stock or outstanding warrant to purchase Signing Day Sports common stock that was not previously exercised prior to the Closing Date was converted into an option or warrant, as applicable, to purchase a number of BlockchAIn common shares equal to the number of shares of Signing Day Sports common stock subject to such option or warrant immediately prior to the Closing Date multiplied by the Exchange Ratio, with the per share exercise price divided by the Exchange Ratio, and each option immediately became fully vested. The Exchange Ratio was equal to the fraction obtained by dividing (i) the number that was equal to the last reported sale price of the Signing Day Sports common stock on the last trading day of the Signing Day Sports common stock prior to the Closing Date, by (ii) 7.5, or 0.09334, except that if the Exchange Ratio would have otherwise resulted in a fractional BlockchAIn common share, the Exchange Ratio was rounded up to one (1) with respect to that BlockchAIn common share.

Pursuant to the requirements of the Securities Exchange Act of 1934 Signing Day Sports, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 27, 2026	Signing Day Sports, Inc.

	By:	/s/ Jerry Tang
	Name:	Jerry Tang
	Title:	President